Risk Factors:

Additional issuance of securities Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities The Company may have authority to repurchase its securities from shareholders, which, may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of the assets of the Issuer As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Majority of Members of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Majority of Members of the Company. If the Majority of Members of the Company authorizes a sale, of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties The Investor should be aware that there would be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest. the executive management and Majority of Members of the Company will be guided by their good faith and judgment as to the Company's best interest. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms, which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Shareholders An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Majority of Members, and the Investor will have no independent right to name or remove an officer or member of the Majority of Members of the Company.

Forward Looking Statements This Offering Statement contains forward-looking statements that are based on the beliefs of, assumptions made by and information available to our management. Our actual results, performance or achievements in the remainder of 2016 and beyond may differ materially from those expressed in, or implied by, these statements due to a number of factors, including those discussed herein:

The loss of members of our management team could adversely affect our business We believe that each member of our management team is critical to our success. If we lose the services of any members of our management team, promoting our business and raising additional capital would be severely limited and our business could fail. We do not maintain key person life insurance on any of our management team.

The industry may not accept our solutions to be successful, we must attract a significant number of customers throughout the window and building industry. To date, the window and building industry is reliant on current shading solutions and coating of windows. The majority of people are averse to changing old habits. Our business plan is based on our belief that the value and market appeal of our solution will grow as the price of our solution decreases. We may not achieve the critical mass in production which we believe is necessary to become successful.

The technology is unproven many elements of the VG Technology solution represent new technology, and as such, are unproven over the anticipated market life of a window. Should this technology prove to be unreliable, the Company may not be in a position to correct any deficiency. Even if any deficiencies are corrected, there can be no guarantee that we will not lose customers due to such unreliability.

Limited Financial Resources The Company is seeking an early round of financing. Given the capital nature of the Company's business, these funds may prove insufficient to allow the business to firmly establish its potential necessary to obtain future rounds of growth capital. It is likely that the Company will need to raise additional funds in the future.

No Role Model to Validate Revenue Growth Projections We have found few other comparable companies on which to base our revenue growth projections. Basic assumptions of the Company's plans may prove to be flawed and supported by insufficient capital to grow the business.

Lengthy Sales Cycle The period of time for the Company to introduce its technology and generate interest from prospective customers is extensive. Because we have not placed any units in the field with customers that substantiate the benefits claimed by the Company, there can be no assurance that sales cycles for major customers will not be longer than projected.

<u>Risks Related to the Offering:</u>

<u>Illiquidity and Lack of Marketability</u> There may not be any liquid trading market for the securities. There is currently no market for the Units of the company. The Units have not been registered under the Securities Act or the securities laws of any state. Consequently, you may not sell or otherwise transfer or dispose of the Units.

<u>Potential Dilution</u> If the company offers additional securities, you may suffer dilution in the value of your shares if they issue additional preferred or common equity in connection with further financings or acquisitions of technologies or companies, warrants, or increase the employee option pool, will subject the Units to dilution. We expect to offer preferred equity and/or common equity in private and/or public offerings in the future. In addition, additional Shares will be issued upon exercise of warrants granted to Rainmaker Securities LLC upon completion of the concurrent offering and potential future offerings. Preferred equity sold by the Company in the future may have rights and preferences senior to the Units.

<u>Capital Requirements; Uncertainty of Funding</u> The Company's capital requirements in connection with the manufacture and deployment of Ice Stations are expected to require significant additional capital after completion of this offering. There can be no assurance that it will be able to obtain such funding on acceptable terms, if at all, or that such funding will be sufficient to carry the Company to profitable operations and positive cash flow. If such additional funding is received, investors in this private placement could experience economic dilution, possibly to a significant degree.

<u>Best Efforts Offering</u> This offering is being conducted on a best efforts basis. The placement agent is not required to purchase any of the Company's securities nor is it obligated to sell any such securities. Subscriptions will be evaluated and accepted or rejected by the Company as they are received. There can be no assurance that the Company will receive subscriptions for the entire $400,000 of Units offered hereby or any amount. The failure to raise sufficient cash to pay operating expenses would have a material adverse effect on the Company's business prospects.